                                                                    EXHIBIT 12.2


                          Archstone Communities Trust
                  Computation of Ratio of Earnings to Combined
                  Fixed Charges and Preferred Share Dividends

                         (Dollar amounts in thousands)

                                  (Unaudited)

                                                                             Year Ended December 31,
                                          -----------------------------------------------------------------------------------------
                                                  2000             1999              1998           1997 (1)               1996
                                          ----------------   --------------   ---------------   ---------------     ---------------
Earnings from operations.................. $       176,466   $      169,339   $       134,571    $       24,686     $        94,089

Add:
     Interest expense.....................         145,173          121,494            83,350            61,153              35,288
                                          ----------------   --------------   ---------------   ---------------     ---------------

Earnings as adjusted...................... $       321,639   $      290,833   $       217,921    $       85,839     $       129,377
                                          ================   ==============   ===============   ===============     ===============

Combined fixed charges and Preferred
   Share dividends:
     Interest expense..................... $       145,173   $      121,494   $        83,350    $       61,153     $        35,288
     Capitalized interest.................          24,317           31,912            29,942            17,606              16,941
                                          ----------------   --------------   ---------------   ---------------     ---------------
          Total fixed charges.............         169,490          153,406           113,292            78,759              52,229
                                          ----------------   --------------   ---------------   ---------------     ---------------
     Preferred Share dividends............          25,340           23,733            20,938            19,384              24,167
                                          ----------------   --------------   ---------------   ---------------     ---------------
Combined fixed charges and Preferred       $       194,830   $      177,139   $       134,230    $       98,143     $        76,396
   Share dividends........................================   ==============   ===============   ===============     ===============

Ratio of earnings to combined fixed
   Charges and Preferred Share dividends..             1.7              1.6               1.6               0.9                 1.7
                                          ================   ==============   ===============   ===============     ===============

(1) Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring Archstone's REIT and property management companies from Security Capital. Accordingly, earnings from operations were insufficient to cover combined fixed charges and Preferred Share dividends by $12.3 million for the year ended December 31, 1997. Excluding the charge, the ratio of earnings to combined fixed charges and Preferred Share dividends for the year ended December 31, 1997 would be 1.6.